April 3, 2012

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2011
Filed February 21, 2012
File No. 1-5794

Dear Mr. Hartz:

I am writing in response to your comment letter dated March 22, 2012, relating to the above referenced Form 10-K.

For your convenience, the text of each comment is stated in full in italicized text, and our response follows each comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note A- Accounting Policies

Customer Promotion Costs, Page 48

1.	We note your accounting policy regarding cooperative advertising arrangements and your treatment of such costs as a reduction of revenue. Please refer to ASC 605-50, (in particular, example 3 in ASC 605-50-55-14) and help us better understand your accounting for cooperative advertising arrangements. Please also quantify for us the amount you have recognized in your financial statements for each period presented.

Response:

For the calendar years ended December 31, 2011, 2010 and 2009, we recorded as a reduction of revenue costs related to cooperative advertising programs of approximately $107 million, $105 million and $109 million, respectively, or approximately 1.4% of reported sales, which is not considered significant. Cash consideration given to a customer by a vendor is presumed to be contra revenue or a reduction of selling prices. That presumption is overcome when both of the conditions in ASC 605-50-45-2 are met. These include:

a.	The vendor receives an identifiable benefit in exchange for the consideration.

b.	The vendor can reasonably estimate the fair value of the benefit identified under condition a.

Masco Corporation (the “Company”) has cooperative advertising arrangements with a number of national retail chains whereby the Company offers a discount, in return for local, regional and/or national advertising expenditures. For those arrangements where the customer does not submit evidence that they are using the advertising allowance in accordance with the terms of the contract, the Company cannot demonstrate it is receiving an identifiable benefit from its customers as required under ASC 605-50-45-2. Therefore, the Company properly recognizes the cost of these agreements as a reduction of revenue.

Note M – Employee Retirement Plans, page 71

2.	We note your disclosure which indicates you participate in 20 regional multi-employer pension plans. Please clarify for us your statement which indicates “none of the plans are considered significant.” In that regard, please tell us how you have considered the disclosure requirements contemplated in ASU 2011-09 (Subtopic 715-80).

Response:

As noted in footnote M, the Company’s contributions to multi-employer pension plans were $3 million, $3 million and $4 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company’s conclusion that none of the plans were considered significant was based upon the estimated aggregate withdrawal liability of approximately $32 million and our estimate of our participation in the plans as evidenced by the Company’s contributions as a percent of the total contribution which ranged from approximately .03% to 1.08% over the 20 plans. As such, the Company reviewed the disclosure requirements of ASU 2011-09 (Subtopic 715-80) and determined that the plans are not significant to the Company’s financial statements taken as a whole and no further disclosure was warranted.

Note O – Segment Information, page 78

3.	We note you have various products and brands within each of your reportable segments. Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50-40.

Response:

ASC 280-10-50-40 requires the Company to report the revenues from external customers for each product or each group of similar products if its segments are not reported in that manner. ASC 280 does not define “similar” products and services. Therefore, the determination of whether two or more products are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity. The Company discloses the types of products within each of the Company’s segments, and in management’s judgment, the products within each of the Company’s segments are sufficiently similar such that their grouping within the Company’s segment disclosure satisfies the requirements of ASC 280-10-50-40. The Company considers the products within its segments to be similar in the most important respects, including product characteristics and end-use, as well as the channels that bring the products to the consumer, as described below:

Cabinets and Related Products – principally includes assembled and ready-to-assemble kitchen and bath cabinets; home office workstations; entertainment centers; storage products; bookcases; and kitchen utility products. The Company considers these products to be similar in that the products are principally used in the home for storage and sold to retailers and home centers, dealers, and builders.

Plumbing Products – principally includes faucets; plumbing fittings and valves; showerheads and hand showers; bathtubs and shower enclosures; and spas. The Company considers these products to be similar in that they facilitate the distribution, use and/or consumption of water and are sold to retailers and home centers, dealers, and builders.

Installation and Other Services – principally includes the sale, installation and distribution of insulation and other building products. The Company considers these products to be similar in that the products are principally used in the new home construction market and principally sold to new home builders and contractors involved in the new home construction market.

Decorative Architectural Products – principally includes paints and stains; and cabinet, door, window and other hardware. The Company considers these products to be similar in that the products are principally used to complement the design or architectural features of the home color, texture or style and are principally sold through similar channels such as big box retailers and home centers.

Other Specialty Products – principally includes windows, window frame components and patio doors; staple gun tackers, staples and other fastening tools. The Company acknowledges that the end use of a window and/or a patio door is not similar to that of a staple gun tacker. In addition, the distribution channels are somewhat different as windows are principally sold to new home construction and the repair and remodel market, including home repair contractors and dealers with limited sales to retailers, while staple gun tackers are principally sold to retail. However, the Company concluded that reporting the individual revenues of these two product lines would not be meaningful to the financial statements, as total segment revenue represents approximately 8% of consolidated revenue, which is not considered significant.

Based on the foregoing, the Company believes its reportable segment disclosures satisfy the provisions of ASC 280-10-50-40.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:

Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please contact me at (313) 792-6044.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer

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